SANDSTORM GOLD ANNOUNCES 2018 FIRST QUARTER RESULTS AND RECORD REVENUE

Vancouver, British Columbia — May 9, 2018 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) has released its results for the first quarter ended March 31, 2018 (all figures in U.S. dollars).

— FIRST QUARTER HIGHLIGHTS

•	Record revenue of $19.5 million (Q1 2017 - $18.8 million);
•	Attributable gold equivalent ounces sold[1] of 14,685 ounces (Q1 2017 – 15,558 ounces);
•	Average cash cost per attributable gold equivalent ounce of $276 resulting in cash operating margins[1] of $1,050 per ounce (Q1 2017 - $258 per ounce and $952 per ounce respectively);
•	Cash flows from operating activities, excluding changes in non-cash working capital[1], of $13.4 million (Q1 2017 – $13.2 million);
•	Net income of $0.4 million (Q1 2017 – $7.0 million);
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On January 17, 2018, the Company completed its previously announced transaction to acquire a 2.0% NSR on the producing Houndé gold mine in Burkina Faso which is owned and operated by Endeavour Mining Corporation.

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In January 2018, the Company completed its previously announced arrangement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. The monetization of a significant portion of Sandstorm’s debt and equity investments is a part of the Company’s strategy of selling non-core assets and using the capital raised to continue growing the stream and royalty portfolio.

•	Sandstorm acquired 4 royalties on exploration-stage projects in Canada and Mexico. The Company now has 180 royalties in its portfolio.

— OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent production for 2018 is forecasted to be between 53,000 – 60,000 ounces. The Company is forecasting attributable gold equivalent production of 125,000 ounces per annum by 2022.

—  FINANCIAL RESULTS

Sandstorm’s revenue during the first quarter of 2018 was a record for the company. Revenue was $0.6 million higher than in the first quarter of 2017, driven by a 10% increase in the average realized selling price of gold. The revenue increase was partially offset by a 6% decrease in the number of attributable gold equivalent ounces sold, largely due to the timing of sales.

Net income was lower when compared to the same period in 2017 due to a number of factors including a $4.5 million non-cash impairment charge related to the Gualcamayo royalty and a decrease in the gains recognized on the revaluation of the Company’s investments. The decrease in net income was partially offset by a decrease in the Company’s income tax expense, whereby a recovery of $1.4 million was recognized largely related to the Gualcamayo royalty impairment.

—  STREAMS & ROYALTIES: Q1 UPDATES

Of the gold equivalent ounces sold by Sandstorm, approximately 38% were attributable to mines located in Canada, 16% from the rest of North America and 46% from South America and other countries.

	Three months ended Mar. 31, 2018
	Revenue (in $000s)	Gold Equivalent Ounces
Canada	$ 7,423	5,591
North America excl. Canada	$ 3,035	2,293
South America & Other	$ 9,012	6,801
Total	$19,470	14,685

Canada

Streams and royalties on Canadian mines contributed 18% less gold equivalent ounces sold to Sandstorm when compared to the first quarter of 2017. The change is primarily attributable to a decrease in gold equivalent ounces sold attributable to the Diavik mine in the Northwest Territories and the Black Fox mine in Ontario, offset by an increase in ounces from the Ming mine in Newfoundland.

North America Excluding Canada

When compared to the first quarter of 2017, gold equivalent ounces coming from North America, excluding Canada, decreased by 36%. The change was driven by a decrease in royalty revenue from the Emigrant Springs mine in Nevada.

South America & Other

Operations in South America and other countries contributed an additional 1,621 gold equivalent ounces sold when compared to the first quarter of 2017, representing a 31% increase. The newly acquired Houndé royalty contributed approximately 1,304 of those ounces.

Yamana Silver Streams

Sandstorm has a silver stream with Yamana Gold Inc. (“Yamana”) whereby it will purchase silver from the Cerro Moro mine in Argentina beginning in 2019. Up until 2019, Sandstorm is purchasing silver from Yamana’s Minera Florida and Chapada mines.

At Cerro Moro, Yamana recently reported that open pit operations have commenced and development activities are underway at the high grade Escondida central pit. First ore was fed to the ball mill on April 25, 2018 and first doré production is expected in May 2018. The start-up is progressing well with milling rates and feed grades expected to ramp up through the second quarter.  The project remains on budget and is on track to reach 2018 production guidance of 3.75 million ounces of silver.

For more information refer to www.yamana.com and see the press release dated May 2, 2018.

Chapada Copper Stream

Yamana recently announced that they have completed studies to evaluate several development opportunities at Chapada. These opportunities range in scope from plant optimization initiatives to enhance copper and gold recoveries,  to a  plant expansion to bring forward cash flows, and pit wall pushbacks to expose higher grade ore zones. Based on the results from the studies, Yamana is progressing the opportunities to the next stage of evaluation and development.

The studies on expanding the Chapada processing plant capacity up to 32 million tonnes per annum have concluded that higher throughput can be achieved with the installation of new equipment. A feasibility study has been initiated for the plant expansion and is expected to be completed in early 2019.

For more information refer to www.yamana.com and see the press release dated May 2, 2018.

Aurizona Royalty

Equinox Gold Corp. (“Equinox Gold”) announced that mining activities commenced in mid-April at the Aurizona gold mine in Brazil. They are currently working on removing waste from two locations in the Piaba pit and developing access roads in preparation for ore mining in the third quarter of 2018. Construction is proceeding on schedule to pour gold by the end of 2018.

Equinox Gold’s exploration team is focused on mine life extension and district-scale opportunities. During the first quarter of 2018, they announced positive drilling results from six targets east and north east of the reserve pit. These discoveries will be tested in upcoming exploration programs and a study is underway examining opportunities to develop the underground potential of the Aurizona gold deposit. In addition, drill results from more than 11,000 metres of drilling in 2017 at the Piaba and Piaba West targets are being incorporated into a resource update that is targeted for completion in mid-2018.

For more information refer to www.equinoxgold.com and see the press release dated May 3, 2018.

—  WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Thursday, May 10, 2018 starting at 8:30 PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688
North American Toll-Free: (+1) 888 390 0546
Conference ID: 09308101
Webcast URL: https://bit.ly/2I4H555

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the three months ended March 31, 2018 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable ounce, cash operating margin and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized selling price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS).The Company’s royalty and other commodity stream income is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital, and in return, receives the right to a percentage of the gold produced from the mine, for the life of the mine. Sandstorm has acquired a portfolio of 180 royalties, of which 20 of the underlying mines are producing. Sandstorm continues to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit:  www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Kim Forgaard
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1164